Two World Financial Center
New York, NY 10281-1008
Richard D. Simonds, Jr.	212.768.6700
212.768.6936	212.768.6800 fax
rsimonds@sonnenschein.com	www.sonnenschein.com

January 6, 2010

J. Nolan McWilliams
Julie F. Rizzo, Esq.
Securities and Exchange Commission
Division of Corporation
100 F Street, N.E.
Washington, D.C.  20549

Re:	BNP Paribas Mortgage Securities LLC
BNP Paribas Mortgage ABS LLC
Registration Statement on Form S-3, filed May 22, 2009
File No. 333-159428

Dear Mr. McWilliams and Ms. Rizzo:

In connection with our telephone conference on or about December 16, 2009, regarding our November 12, 2009 letter in response to your comment letter on the above-referenced registration statement, you requested a written proposal as to how we would like to proceed.

BNP Paribas Mortgage Corp. (“BNP Mortgage”) maintains two separate shelf registrations for residential mortgage securitization through its special-purpose limited liability company subsidiary depositors, BNP Paribas Mortgage Securities LLC (“BNP Mortgage Securities”) (File No. 333-131690) and BNP Paribas Mortgage ABS LLC (“BNP Mortgage ABS”) (File No. 333-131691).  In connection with your review of BNP Mortgage Securities’ new registration statement on Form S-3, File No. 333-159428 (the “New Shelf”), you have informed us that the staff would not permit a single shelf with both BNP Mortgage Securities and BNP Mortgage ABS as registrants.  We had proposed the New Shelf to ease the burden of BNP Mortgage maintaining separate similar shelves, because the purpose of the two prior registration statements was substantially similar:  securitization of residential mortgage loans.  However, our client would like to preserve the outstanding shelf capacity for future mortgage securitizations that is reflected in the filing fee for the BNP Mortgage ABS registration statement.  Based on the foregoing, after consultation with our client, and in response to your request, we propose the following.

First, BNP Mortgage, the sole member of each depositor, will contribute its membership interest in BNP Mortgage ABS to BNP Mortgage Securities, resulting in BNP Mortgage ABS becoming a subsidiary of BNP Mortgage Securities.  Then, BNP Mortgage Securities will file a new amendment to the New Shelf, removing BNP Mortgage ABS as a registrant and leaving BNP Mortgage Securities as the sole registrant.

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January 6, 2010

The cover page of the amendment to File No. 333-159428 will indicate an increase in the amount of registered securities by $3,002,903,225.  The cover page of the amendment to File No. 333-159428 will contain the following language:  “$3,402,211,000 aggregate principal amount of Mortgage Pass-Through Certificates and Mortgage-Backed Notes registered by BNP Paribas Mortgage Securities LLC under File No. 333-131690 referred to below and not previously sold are consolidated into this Registration Statement pursuant to Rule 429. All registration fees in connection with such unsold amount of Mortgage-Backed Certificates and Mortgage-Backed Notes have been previously paid under the foregoing Registration Statement.  In addition, BNP Paribas Mortgage ABS LLC (the “Prior Registrant”) filed a Registration Statement under Form S-3, File No. 333-131691, covering an indeterminate number of securities up to a proposed maximum aggregate offering price of $2,001,000,000 none of which the Prior Registrant issued under such prior Registration Statement and for which the Prior Registrant previously paid a filing fee of $214,107.  The Prior Registrant is a wholly-owned subsidiary of BNP Paribas Mortgage Securities LLC.  Pursuant to Rule 457(p) under the Securities Act, the Registrant has offset $241,107 of the total registration fee due herewith with the filing fee the Prior Registrant paid on May 30, 2006 covering the aforementioned unissued securities under File No. 333-131691. In addition, the Registrant has paid the registration fee in connection with $1,000,000 aggregate principal amount of Mortgage-Backed Certificates and Mortgage-Backed Notes to be registered by BNP Paribas Mortgage Securities LLC under this Registration Statement in connection with the original filing on May 22, 2009. Accordingly, the total amount registered under this Registration Statement as so consolidated as of the date of this filing is $6,406,114,225.”

Please note that BNP Mortgage ABS has never issued any securities from its shelf.  Also, note that the BNP Mortgage ABS and BNP Mortgage Securities registration statements are substantially identical in terms of the assets which may be securitized.

If you have any questions, please call the undersigned at (212) 768-6936 or Jessica Gold at (212) 768-6778.

Very truly yours,

/s/ Richard D. Simonds, Jr.